

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Henry P. Williams
Chief Financial Officer
Pyxis Tankers Inc.
59 K. Karamanli Street
15125 Maroussi, Greece

  Re: Pyxis Tankers Inc.
    Registration Statement on Form F-1
    Filed March 1, 2021
    File No. 333-253741

Dear Mr. Williams:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation

cc: Keith Billotti, Esq. of Seward & Kissel LLP